

June 21, 2011

By U.S. Mail and Facsimile to: (866) 353-3167

Thomas M. Lyons
Executive Vice President and Chief Financial Officer
Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

> **Re:** **Provident Financial Services, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-31566**

Dear Mr. Lyons:

We have reviewed your response letter dated May 31, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 112

1. We note your response to prior comment 8 in our letter dated May 6, 2011. Please amend your 10-K to comply with the requirements of Item 307 of Regulation S-K.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

2.   We note your response to prior comment 9 in our letter dated May 6, 2011 that you have not disclosed the performance metrics for awards granted under your long-term equity incentive plan as requested because your compensation committee or board of directors has determined that disclosure of such information in advance would result in competitive harm to you. Please provide your analysis supplementally as to how you would be competitively harmed if such performance metrics were disclosed, using the standard that would apply if you were requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance metrics and the competitive harm that is likely to result from disclosure. We also note that you have not discussed in the filing how difficult it will be to achieve the performance metrics. Tell us why that information is not included if you are relying on Instruction 4 to Item 402(b) of Regulation S-K. Refer to Regulation S-K Compliance & Disclosure Interpretation 118.04 for guidance.

Item 15. Exhibits and Financial Statement Schedules, page 114

3.   We note your response to prior comment 10 in our letter dated May 6, 2011. However, the fact that a management compensatory plan is not a written document does not obviate the requirement to file it as an exhibit. Please file a written description of the 2010 Annual Incentive Plan as an exhibit to your amended Form 10-K. Refer to Regulation S-K Compliance & Disclosure Interpretation 146.04 for guidance.

        Please contact David Lin at (202) 551-3552 or me at (202) 551-3366 with any questions.

                                                                Sincerely,

                                                                Michael Seaman
                                                                Special Counsel